August 10, 2007

Ms. Sharon Virga
Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:                               Crown Media Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007

Form 10-Q for March 31, 2007
File No. 1-30700

Dear Ms. Virga:

This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated July 30, 2007 with respect to the Form 10-K Report and Form 10-Q Report listed above.  The text of the staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Note 1.  Business and Organization

Sale of Membership Interests in Crown Media Distribution, page F-12

1.             Tell us your rationale under the accounting literature for recognizing a gain from the sale of Crown Media Distribution to RHI Entertainment LLC.  Explain the relationship between you and RHI Entertainment LLC.  Also, tell us in detail about your statement on page F-15 in the last paragraph under Basis of Presentation that the accompanying statements of operations and cash flows do not reflect associated revenue and expenses as discontinued operations because the portions of advertising revenue and related cash collections that are derived from your use of the film library assets to meet programming requirements of the

Hallmark channel cannot be clearly distinguished from advertising revenue and cash collections derived from the use of programming licensed from third parties.

Response:

Gain on Sale of Crown Media Distribution

As explained further below, Crown Media Holdings (“Crown” or the Company) sold its membership interest in Crown Media Distribution, LLC (the wholly-owned entity which owned the film library) to RHI Entertainment, LLC, an unrelated third party. There were no contingencies related to the transaction that would cause Crown to defer the gain on the sale.

The Company recorded a gain for the difference between the consideration received and the carrying value of the assets sold.  The manner in which the gain was determined is consistent with the concept of gain as discussed in paragraph 85 of FASB Statement of Financial Accounting Concepts No.6: Elements of Financial Statements (as amended).

Relationship between Crown Media Holdings and RHI Entertainment, LLC

At the time of the sale of the Crown film library, RHI Entertainment, LLC was an unrelated third party.  Hallmark Cards, Incorporated (“Hallmark”) owns beneficially approximately 80% of Crown Media Holdings.  Up until January 20, 2006, the businesses that comprised the current RHI Entertainment, LLC were indirectly wholly-owned by Hallmark. On January 12, 2006, Hallmark sold all equity interests in Hallmark Entertainment, LLC, and, thus indirectly, Hallmark Entertainment Distribution to the management of Hallmark Entertainment, LLC and affiliates of Kelso & Company (a private equity firm).  Following Hallmark’s sale of these companies, Hallmark Entertainment, LLC and Hallmark Entertainment Distribution were renamed RHI Entertainment, LLC and RHI Entertainment Distribution, LLC, respectively. Crown is not directly or indirectly a related party to any of RHI Entertainment, LLC, its management or Kelso & Company.

Until the December 15, 2006 sale of the Crown film library, Crown had agreements with Hallmark Entertainment Distribution for services in connection with the distribution activities of the Crown film library and in addition licensed new original programming produced or distributed by Hallmark Entertainment Distribution. Subsequent to the sale, Crown continues to license programming from RHI Entertainment Distribution.

The Company’s control over the Crown film library terminated immediately upon the sale.  Concurrent with the sale, the Company acquired the limited non-

exclusive rights from RHI Entertainment LLC to show 83 titles from among those sold as part of the library for periods ranging from 16 days to 2 years (inclusive of black-out periods).  These licenses are insignificant by comparison to the Company’s programming requirements during the license periods and to the Company’s inventory of program licenses acquired from all sources.  Similarly, these licenses are insignificant in comparison to the entirety of the titles/rights conveyed in the sale.

No Clearly Distinguished Cash Flows

According to paragraph 41 of FAS 144, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”

On a consolidated basis, Crown earned revenue from the library assets by licensing films to third parties and by airing films on the Hallmark Channel and the Hallmark Movie Channel.  In the case of the former, revenue was reported as film asset license fees.  In the case of the latter, revenue was earned via two forms: advertising and subscriber fees.

The Company sells most of its advertising “inventory” by the part of the day that the advertising will run, such as day time, weekday, prime time, late night and Saturday day, without regard to the specific programming. Some advertising is sold by a specific time slot without regard to specific programming. (In rare circumstances, such as a sponsored program, the programming is part of the advertising transaction.) Although the Company records the use (i.e., the number of showings) of specific titles for the purpose of monitoring compliance with licensing agreements, the Company does not associate such use with advertising revenue that may have been earned coincidentally with such use. Accordingly, advertising revenue earned coincidentally with the showing of Crown film library titles was indistinguishable from, and not accounted for separately from, advertising revenue earned coincidentally with the showing of titles licensed from third parties.

The ability of the Company to generate subscriber fees from distributors (i.e. fees from cable TV companies for rights to broadcast the Hallmark Channel and Hallmark Movie Channel) is dependent upon providing a twenty-four hour programming service on the two channels.  All programming on the channels supports this requirement.  Subscriber fees are a function of the number of subscribers that receive the channel(s), and therefore, the fees do not vary with the daily content mix.  Accordingly, the subscriber fees associated with the use of the Crown film library were indistinguishable from, and not accounted for separately from, the subscriber fees earned from other programming.

Sale of the International Business, page F-13

2.             Tell us why you believe that the sale of the international business in 2005 was a discontinued operation under paragraph 42 of FAS 144 in light of your continuing involvement.

Response:

According to paragraph 42 of FAS 144, “the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.”

EITF 03-13: Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations expands on this subject.  In applying FAS 144 and Emerging Issues Task Force Issue No. 03-13 (“EITF 03-13) the Company gave consideration as to whether, subsequent to the sale, the Company had (a) any significant direct cash inflows or outflows related to the international business and (b) any continuing ability to influence the operating and/or financial policies of the disposed component.

EITF 03-13 requires an evaluation as to whether cash flows result from migration or a continuation of activities.  It defines migration in the context of the ongoing entity expecting “to continue to generate revenues and (or) incur expenses from the sale of similar products or services to specific customers of the disposed component.”  The term continuation of activities is defined as “the continuation of any revenue-producing or cost-generating activity through active involvement with the disposed component.”   Additionally, as noted in paragraph 5 of EITF 03-13, “the intention of the criterion in paragraph 42 (a) is to determine whether, in substance, the ongoing entity continues either the revenue producing activities (cash inflows) or the cost-generating activities (cash outflows) of the disposed component after the disposal transaction.”

At the time of the sale, the Company expected to have only insignificant cash inflows from the component that was sold to Sparrowhawk.  Pursuant to the sales transaction, the Company was required to provide certain administrative transition services for a period of up to 12 months following the sale.  The Company received cash payments from Sparrowhawk for these transition services which consisted of accounting, information technology, legal, and human resources support. Although the Company briefly continued to incur costs on behalf of Sparrowhawk, the revenue roughly offset the Company’s cost of providing such services.  At approximately $600,000, the associated revenue was de minimis. We believe the provision of such transition services is common to disposal transactions.

Also, since the sale, the Company has paid cash either to or on behalf of Sparrowhawk.  Such payments have been made pursuant to the commitments described below.  None of the cash outflows described below are related to migration; upon the sale of the international business, the Company ceased to operate in the international marketplace.

1.               7-year technical services agreement — In this fee-for-service arrangement, payments are made to Sparrowhawk in exchange for technical services provided at the network operations center that was acquired from the Company.  These services consist of origination, transmission and compression, post-production and satellite reception authorization services. Such services are used in support of the Company’s remaining domestic channel operation.  Prior to the sale, the Company’s domestic channel operation utilized similar services provided by the network operations center and was charged with an appropriate level of cost.  However, at an initial imputed cost of less than $2.3 million per year the transaction is not significant to the Company or the disposed businesses.

2.               10-year indemnification for residuals and participations arising from post-sale use of the international rights to the film library — As part of the terms of the international sale, the Company has undertaken to pay or reimburse and indemnify Sparrowhawk for the cost of residuals and participations that Sparrowhawk may incur from the post-sale use of the international rights to the film library.  The residuals and participations relate to Sparrowhawk’s use of the film library and not Crown’s use. The Company’s indemnification of Sparrowhawk was a negotiated accommodation as part of the sale agreement, is in substance a negotiated purchase payment and does not reflect any involvement in the operations of the disposed component. The Company has no involvement with the activity that gives rise to these obligations (i.e., selection and exhibition of films on the international channel).  Payments, if any, that will be made pursuant to this agreement will not relate to the Company’s ongoing domestic channel operations. Payments under this agreement have been de minimis to date ($0).

3.               Agreements to pay to, or on behalf of, Sparrowhawk amounts under four lease agreements — As part of the negotiation of the sale transaction the Company agreed to pay Sparrowhawk for certain existing lease obligations that Sparrowhawk would be assuming as part of the transaction.  In three of the four instances, the Company remits to Sparrowhawk a portion of the respective payment required by existing lease amortization schedules.   In the fourth instance, the Company remits quarterly transponder lease payments to the lessor on behalf of Sparrowhawk.  The Company has neither ongoing involvement with these assets as part of its operations nor any involvement with the use of these assets by the sold component.  These payments represent a negotiated accommodation as part of the sale agreement.  Accordingly, none of these agreements constitute a migration or continuation of activities. These payments are in substance a negotiated purchase payment and do not reflect any involvement in the operations of the disposed component.

4.               Lease for office space — Approximately 18 months after the international sale the Company and Sparrowhawk agreed to a sub-lease of office space under which Sparrowhawk provides the Company a relatively small quantity of furnished office space. The Company uses this location to perform certain accounting and information technology functions for itself.  Lease payments of $9,375 per month are not significant to either the Company or Sparrowhawk.  This lease was not contemplated at the time of the sale of the international business and, therefore, was not and should not have been given consideration in the determination of discontinued operations.

The Company also evaluated whether it would have any significant continuing involvement in the operations of the component after the disposal transaction.  EITF 03-13 states that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component.

Following the sale, the Company possessed no equity or significant creditor interest in the disposed component nor did it possess any other means of influencing the operating or financial policies of the disposed component. Crown does not have directly or indirectly any ownership interest in Sparrowhawk and has no representative in management or any board of Sparrowhawk.  Crown also does not have contractual rights regarding the operations or financial policies of Sparrowhawk. The obligations described above do not give the Company an ability to exert any influence over Sparrowhawk with respect to the disposed component.

Accordingly, the activities of the components of the disposed international business have been properly classified as discontinued operations.

Impairment of Film Assets, page F-21

3.             On page F-22, we note that you utilized a valuation consultant to assist in your impairment determination.  While you are not required to make reference to this independent third party, when you do you should also disclose the name of the expert.  If you decide to delete your reference to this consultant, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.  Also, please confirm to us in your response letter that the expert is aware of being named in the filing.

Response:

We shall delete the statement “including those made by consultants retained by the Company” and add additional language surrounding our assumptions in our prospective filings. We believe that our disclosure is adequate, subsequent to the removal of the reference to the use of the work of a consultant and the addition of language surrounding our assumptions. The disclosure will read as follows. The changes from the disclosures in the Form 10-K Report are the additions of the second and third paragraphs and the deletion of the reference to consultants in the fifth paragraph below.

In the second quarter of 2006 the Company retained an investment banking firm to solicit interest from third parties for the potential purchase of the Crown Library.  As a result of non-binding bids received in the second quarter and the then proposed terms of an agreement dated October 5, 2006 for the sale of the Crown Library, management deemed it necessary to review its film assets for impairment as of both June 30, 2006 and September 30, 2006.  The fair values used in the impairment analyses were derived by management taking into account the following: (1)  the implied fair value from bid parties and a contractual sales price at June 30, 2006 and September 30, 2006, respectively, with adjustments to take into account the terms of the proposed sale including the estimated future cost of the Company’s indemnification of the buyer for retention of residual and participation liabilities arising from the buyer’s use of the Crown Library for a 10-year period following the closing of the sale; (2) the estimated fair value of rights for the Company’s non-exclusive use of certain films for showing on its Hallmark Movie Channel for a limited period of time; and (3) the amount of accounts receivable related to the film library. The resulting non-cash impairment charge of $225.8 million for the year ended December 31, 2006, is included in impairment of film assets on the accompanying statement of operations.

The non-binding bids received in the second quarter of 2006 were solicited with an assumption that a buyer would acquire the library along with the obligation to remit residual and participation payments related to post-sale use of the library without financial assistance from the Company.  Management subsequently determined that it was likely that Company would indemnify the purchaser for such payments for a period of 10 years.  Because management believed that its estimate of the fair value of the 10-year indemnification differed significantly from the corresponding value ascribed by bidders, as only the bid from RHI included the term requiring Crown to retain the residual and participation liability, it was necessary to adjust the bids for management’s estimate of the fair value of the 10-year indemnification.  Accordingly, it was necessary to make assumptions from the both the Company’s perspective and the perspective of potential buyers with respect to (a) future cash flows from use of the library in the hands of a buyer, (b) average residual and participation rates applicable to such future sales, (c) future tax rates, and (d) discount rates that may be applicable to potential buyers.  It was also necessary to make assumptions with respect to the estimated fair value of licenses to Crown to use a then-unspecified group of films for a limited period of time following a sale.  Such assumptions included (a) the number of films to be licensed, (b) the length of such licenses, (c) future cash flows, (d) average residual and participation rates applicable to such future sales, and (e) discount rates that may be applicable to potential buyers.

In connection with the impairment analysis at September 30, 2006 management again estimated the fair value of the proposed 10-year indemnification for residuals and participations using the applicable assumptions described above.  Further, having then identified the group of films as to which Crown was to receive licenses for limited future use, management estimated the fair value of such licenses using assumptions that included (a) a presumption that the Company’s most recent rate card for exclusive third-party use was relevant and (b) a discount to be applied to such rates to reflect the Company’s non-exclusive rights.

The bids used in management’s valuation of the film assets at June 30, 2006 and the purchase price and related terms of the proposed sale of the film library at September 30, 2006 involve lump sum amounts with no values applied to individual films or groups of films.  However, under applicable accounting requirements the impairment analyses must be prepared on a film-by-film basis. Having concluded that since August 31, 2005, the date of the most recent film-by-film valuation, each individual film has retained its relative value with respect to the film library taken as a whole as of June 30 and September 30, 2006, management allocated the total estimated fair value at those dates on the basis of the estimated relative fair values of each film as of August 31, 2005.

Non-cash impairment charges were recorded at both June 30, 2006 and September 30, 2006 to reflect the amounts by which the carrying values of individual films exceeded the respective estimated fair values.

In preparing the impairment analyses management relied upon various estimates which were based on information known at the time of the analyses.

In the third and fourth quarters of 2005, the Company reviewed its film asset titles for impairment. The Company computed the fair value of the rights to each of the evaluated film titles. The estimated fair value of the film assets was based upon the discounted cash flows attributable to estimated future third party sales and internal use at September 30, 2005 and December 31, 2005. Non-cash impairment charges were recorded in both the third and fourth quarters of 2005 for each film where the estimated fair value was less than its carrying value.  The resulting non-cash impairment charge of $25.5 million is included in impairment of film assets on the accompanying statement of operations for the year ended December 31, 2005.

In the third and fourth quarters of 2004, the estimated fair value of the domestic rights of the film assets was based upon the discounted cash flows attributable to estimated future third party sales and internal use at September 30, 2004, and December 31, 2004. A non-cash impairment charge was recorded in both the third and fourth quarters of 2004 for each film where the estimated fair value was less than its carrying value. The resulting non-cash impairment charge of $22.0 million is included in impairment of film assets on the accompanying statement of operations for the year ended December 31, 2004.

We acknowledge that:

•                                          Our company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          Our company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-295-8073) or Amy Bowler (303-295-8337) at Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours,

CROWN MEDIA HOLDINGS, INC.

By:	/s/ Brian C. Stewart
Brian C. Stewart
Executive Vice President of Finance and Chief Financial Officer